Exhibit (a)(5)(KK)

Conference Call for Analysts and Investors
Annual Results 2006

Düsseldorf, March 7, 2007

Presentation by:
Dr. Marcus Schenck
Member of the E.ON AG Board of Management and CFO

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E.ON AG Conference Call for Analysts and Investors, Düsseldorf, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 2 of 13

Thank you Mr. Bernotat.

Good afternoon ladies and gentlemen. Let me also welcome you to our 2006 Annual Results conference call.

For the financial year 2006, our key indicators such as sales, adjusted EBIT, adjusted net income, ROCE and cash provided by operating activities again reached new record levels. This remarkable performance was negatively affected by the regulation of our power and gas networks in Germany.

Today I would like to comment on the following topics:

•	First, the development of our key financial indicators, with focus on the adjusted EBIT by each market unit,

•	Second, the change in our cash provided by operating activities and net financial position, and

•	Finally, the outlook for the year 2007.

Let us start with an overview of the key financial indicators in the Annual Results 2006.

Group sales increased by 21 percent to approximately 68 billion Euros due to the following reasons:

•	First, higher average power and gas prices caused by the global increase in commodity and energy prices,

•	Second, the inclusion of our newly consolidated companies, especially in Bulgaria, Hungary, Romania and U.K., and

E.ON AG Conference Call for Analysts and Investors, Düsseldorf, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 3 of 13

•	Finally, weather-driven increase in gas sales volume in particular in the First Quarter 2006.

Group adjusted EBIT grew by 12 percent to 8.2 billion Euros. While Central Europe, Pan-European Gas, U.K. and U.S. Midwest contributed positively to this development, Nordic showed a significant decline compared to last year.

Let us have a brief look at the operating performance by market unit.

Central Europe’s adjusted EBIT increased by 6 percent to 4.2 billion Euros.

The following factors contributed positively:

•	First, an increase in power prices, which was only partially offset by significantly higher fuel and procurement costs,

•	Second, the first-time inclusion of Gasversorgung Thüringen in Germany and higher gas sales, mainly from resulting from the unusually cold weather in the beginning of the year 2006,

•	Third, higher contributions from our newly consolidated companies in Bulgaria, Hungary and Romania, and

•	Finally, higher results due to the sale of minority shareholdings and lower additions to provisions for nuclear operations compared to the prior year.

These positive factors were largely offset by the impact of regulatory reductions of network charges in Germany amounting to 640 million Euros, of which 580 million Euros for power networks and 60 million Euros for gas networks at E.ON Energie.

The total amount of 640 million Euros includes 517 million Euros of provisions, of which 469 million Euros for our electricity network and of 48 million Euros for our gas distribution networks.

E.ON AG Conference Call for Analysts and Investors, Düsseldorf, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 4 of 13

To remind you, these provisions for regulatory risks reflect the intention of the German network regulator Bundesnetzagentur (BNetzA) to apply the cuts in network charges retroactively for E.ON Netz and our seven regional distributors from November 1st, 2005 and for our gas distribution networks from February 1st, 2006.

The growth rate of Central Europe’s adjusted EBIT showed a significant decline from a 10 percent increase for the Nine Months Results 2006 compared to a 6 percent increase for the full year 2006. This drop in the fourth quarter was mainly related to the aforementioned negative effects from network regulation, higher power procurement costs, weather-related lower gas sales in the Fourth Quarter as well as other smaller effects, that overcompensated the positive contribution from higher power prices.

The Pan-European Gas market unit recorded an adjusted EBIT increase of 37 percent to 2.1 billion Euros.

The Up- and Midstream business performed very well. The Upstream business benefited from high oil and natural gas prices and the Midstream business was positively affected by:

•	First, the absence of the significant negative impact on adjusted EBIT in 2005 from the constant rise in oil prices,

•	Second, higher contributions from sales abroad, and

•	Third, the absence in 2006 of negative one-off effects relating to the realization of trading contracts.

By contrast, the unit Downstream Participations showed a significant deterioration in results.

As mentioned during the 2006 Nine Months Results, we conducted impairment tests for our gas distribution activities in Germany resulting from regulatory cuts in network charges. As a consequence, only for the adjusted EBIT of Pan-European Gas, we recognized an impairment charge of 188 million Euros for Thüga’s shareholdings in distribution networks.

E.ON AG Conference Call for Analysts and Investors, Düsseldorf, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 5 of 13

As Thüga’s normal business is to invest in shareholdings, we have therefore historically shown Thüga’s book gains and losses within adjusted EBIT. Consequently, it is consistent to do so as well for this impairment charge.

In addition, regulatory effects of 35 million Euros were recorded in adjusted EBIT of which 34 million Euros reflect the intended retroactive cuts of network charges in distribution network activities.

The higher results from associated companies as well as the first-time inclusion of E.ON Gaz Romania were not sufficient to offset the decline in adjusted EBIT.

Nonetheless, Pan-European Gas had a great year from an earnings prospective.

Let me now move on to the U.K. market unit, which also reported a significant increase in adjusted EBIT of 28 percent to 1.2 billion Euros. After we reported a decline of 86 percent in the First Quarter Results 2006, the impressive turnaround in the remainder of the year mainly resulted from retail price rises in March and August in the residential segment, higher dark spreads as well as various cost and profit initiatives. These effects were to some extent offset by higher natural gas procurement costs in the First Quarter of 2006.

Our Nordic market unit reported a decline in adjusted EBIT by 19 percent to 619 million Euros.

Rising spot electricity prices and successful hedging activities were not able to compensate for:

•	First, a significant decline of hydropower generation due to lower reservoir inflows,

•	Second, the higher taxes on hydro and nuclear generation assets due to changes in tax law,

E.ON AG Conference Call for Analysts and Investors, Düsseldorf, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 6 of 13

•	Third, the unplanned shutdowns of nuclear power plants, and

•	Finally, the absence of the contribution from the hydroelectric plants sold to Statkraft in October 2005.

The U.S. Midwest market unit recorded an increase in adjusted EBIT of 7 percent to 391 million Euros. The main positive factors were cost savings due to the exit from the independent operator MISO and lower operating expenses as a result of the completion of the amortization of prior restructuring costs. These effects were partially offset by lower retail volumes due to milder weather.

Let us now turn to Group net income.

The decline from 7.4 billion Euros to 5.1 billion Euros was partially caused by other non-operating earnings, which decreased by 3.6 billion Euros. The mark-to-market valuation of derivatives, mainly in the U.K., reversed from net gains of 1.2 billion Euros in 2005 to net losses of 2.7 billion Euros in 2006.

As already explained in the past, the current turnaround resulted from the unwinding of contracts as well as from the decrease of forward power and gas prices for outstanding contracts at year-end.

I would also like to emphasize that the mark-to-market results are non-cash items.

We expect this risk of such turnarounds to potentially increase in the future due to higher derivatives volumes, in particular in the Central European markets. But, as you all know, in our adjusted net income we correct for this non-cash turnaround.

Additionally, other non-operating earnings were negatively impacted by the regulation induced impairment charges of 374 million Euros for our gas distribution activities. Thereof, 266 million Euros are related to Central Europe and 108 million Euros to Pan-European Gas.

E.ON AG Conference Call for Analysts and Investors, Düsseldorf, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 7 of 13

Together with the 188 million Euros impairment of shareholdings within Thüga, which is included in adjusted EBIT, as earlier mentioned, total regulatory related impairment charges for the E.ON Group amounted to 562 million Euros.

We do not expect any further impairments, in particular from our own power networks.

Another significant factor for the decline of reported Group net income was the absence of book gains realized in 2005 from the divestiture of Viterra and Ruhrgas Industries amounting to 3.0 billion Euros.

This negative development was partially neutralized by:

An increase of 714 million Euros in net book gains, mainly resulting from the disposal of our 42.9 percent stake in Degussa amounting to 376 million Euros, and

A significant reduction in income taxes of almost 2.6 billion Euros. This reflects mainly the following three effects:

First, recognition of corporate tax credits amounting to a discounted value of almost 1.3 billion Euros.

This first-time recognition of corporate tax credits is based on new German legislation, which came into effect on December 13, 2006. This new legislation altered the regulations on corporate tax credits, arising from the former corporate imputation system. The change de-links the corporate tax credits from distribution of dividends. Instead an unconditional claim for payment of the credits in ten equal annual installments from 2008 until 2017 has been established. The corporate tax credits amount to 1.6 billion Euros. After discounting, the tax income recognized in 2006 totaled to 1.3 billion Euros.

Second, deferred tax benefits amounting to 1.2 billion Euros were generated primarly as a result of accounting losses recognized on the marking to market of commodity derivatives, and

E.ON AG Conference Call for Analysts and Investors, Düsseldorf, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 8 of 13

Third, higher proportion of tax-exempt earnings mainly related to disposal gains.

The adjusted net income improved by 20 percent to 4.4 billion Euros.

I would like to remind you, that this figure represents the consolidated net income adjusted for “non-operating income” net of income taxes and minority interests, non recurring tax effects as well as income from discontinued operations and changes in accounting principles.

Now, I would like to talk about the development of Group cash flow, which is next to the adjusted EBIT, a core metric for us.

The Group cash provided by operating activities increased by 10 percent to 7.2 billion Euros. The main developments by market unit were as follows:

The substantial increase in cash flow from operating activities of the Central Europe market unit was mainly due to:

An increase in gross margins in the power business,

First-time consolidation of the German pension fund VKE, and

The absence of nonrecurring payments relating to nuclear energy operations in 2005.

The substantial negative impact of the regulatory cuts in network charges will start to affect the cash provided by operating activities in 2007.

In the Pan-European Gas market unit, contrary to the strong increase in adjusted EBIT, the cash provided by operating activities showed a significant decrease due to following reasons:

The seasonal buildup of working gas in storage at the recently acquired Hungarian company E.ON Földgaz Trade

E.ON AG Conference Call for Analysts and Investors, Düsseldorf, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 9 of 13

Higher payments relating to the gas storage at E.ON Ruhrgas,

Later payment of supplier invoices from the prior year,

Lower payments from customers due to higher advance payments at the end of the prior year, and

Higher tax payments.

The significant improvement of cash provided by operating activities in the U.K. resulted mainly from the absence of one-off pension fund payments made in 2005.

In the Nordic market unit the slight increase of cash provided by operating activities was mainly a consequence of the absence of one-off negative effects in 2005 and higher achieved wholesale power prices. These effects were partially offset by the impact of lower hydroelectric and nuclear generation.

Cash provided by operating activities in the U.S. Midwest market unit benefited from a reduction in working capital.

Free cash flow decreased from 3.6 billion Euros to 3.1 billion Euros. The major reason for the decline on a year-on-year basis was related to increased investments in generation assets within our core markets.

In 2006 Group investments totaled 5.2 billion Euros, showing an increase of 31 percent. Thereof, approximately 40 percent was for growth capex and 60 percent for maintenance investments.

Our net financial position showed a turnaround from a net cash position of 1.9 billion Euros as of December 31st, 2005 to a net debt position of 268 million Euros.

E.ON AG Conference Call for Analysts and Investors, Düsseldorf, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 10 of 13

The decline was mainly attributable to:the payment of ordinary and special dividends amounting to 4.9 billion Euros, the transfer of the equivalent of 5.1 billion Euros into a CTA to fund our German pension liabilities, and the acquisition of MOL with a transaction volume of 1.0 billion Euros.

The net financial position was positively affected by the sale of shares in Degussa amounting to 2.8 billion Euros and the free cash flow of 3.1 billion Euros.

To increase transparency we do not any longer exclude financial liabilities to affiliated companies and to equity investments in the definition of our net financial position. Our net financial position as of December 31st, 2005, was accordingly adjusted. As a result, the net financial position was reduced in both years by approximately 2 billion Euros.

However, I would like to point out that the net financial position remains a relatively narrow definition. Internally, we tend to work with a broader concept, which includes debt-like liabilities, such as pension provisions and nuclear provisions. At the year-end these two positions together totaled 18 billion Euros.

Ladies and gentlemen, to conclude my remarks on financial issues, I would like to emphasize that we plan to communicate our new finance strategy later this year.

Now I would like to comment on the Outlook for 2007.

Starting with the Interim Report for the First Quarter 2007 our reporting will be based on IFRS standards. Our preliminary analysis indicates that 2006 Group adjusted EBIT is about 200 million Euros higher under IFRS than under U.S.-GAAP. The main reason is the change of the method of measuring our gas inventories from LIFO to average cost. There will be no material changes for Central Europe and U.K. While adjusted EBIT at Pan-European Gas and U.S. Midwest will be significantly higher, adjusted EBIT at Nordic will be significantly lower.

For the year 2007 we expect a slightly higher Group adjusted EBIT than in 2006.

E.ON AG Conference Call for Analysts and Investors, Düsseldorf, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 11 of 13

In addition to the already mentioned IFRS conversion effects the outlook by market unit is as follows:

For Central Europe, we now anticipate adjusted EBIT to be slightly above the prior-year level. We expect to offset the adverse effects of regulatory measures affecting our power and gas networks by achieving operational improvements in other areas.

We expect Pan-European Gas adjusted EBIT to be below the 2006 level.

The Up- and Midstream business will be affected negatively by the oil and gas price developments, temperature-driven lower sales volume at the beginning of the year and lower results from the gas storage business.

This will be partially offset by higher expected earnings from the Downstream business, due to the absence of one time negative regulatory effects and the higher contribution from the Hungarian business.

Taking into account the strong performance in 2006, we expect that the adjusted EBIT of U.K. will remain at the same high level in 2007.

The main challenge will be the optimization of generation margins in a volatile commodity market as well as enhancing the value of the distribution networks. E.ON U.K. has already announced that it will reduce the retail power prices due to lower wholesale prices.

For Nordic’s adjusted EBIT we expect a significant increase compared to 2006, as a result of higher hydro and nuclear generation volumes as well as higher achieved wholesale power prices.

Finally, the expected adjusted EBIT for U.S. Midwest will be below 2006. We expect lower margins as a result of the timing of gas cost recoveries from customers.

E.ON AG Conference Call for Analysts and Investors, Düsseldorf, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 12 of 13

For the Group net income we expect to be slightly above 2006 level. However, the development of the Group net income is contingent on the valuation of derivatives at the year-end 2007.

This concludes my remarks. Wulf Bernotat and I are now ready to answer your questions.

E.ON AG Conference Call for Analysts and Investors, Düsseldorf, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 13 of 13

On January 26, 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Through the fiscal year ending December 31, 2006, E.ON prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), but has adopted International Financial Reporting Standards (“IFRS”) as its primary set of accounting principles as of January 1, 2007. Unless otherwise indicated, the financial data for periods beginning after January 1, 2007 reflected in this document has been prepared in accordance with IFRS, while that for prior periods has been prepared in accordance with U.S. GAAP. This document may contain references to certain financial measures (including forwardlooking measures) that are not calculated in accordance with either IFRS or U.S. GAAP and are therefore considered “Non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these Non-GAAP financial Measures to the most comparable US-GAAP measure or target, in this document. Management believes that the Non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with IFRS or U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these Non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These Non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities and the other income or cash flow data prepared in accordance with IFRS or U.S. GAAP. In particular, there are material limitations associated with our use of Non-GAAP financial measures, including the limitations inherent in our determination of each of the relevant adjustments. The Non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly-titled measures used by other companies.